

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Paul Seavey
Executive Vice President and Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

> **Re: Equity Lifestyle Properties, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 24, 2020**
>   **File No. 001-11718**

Dear Mr. Seavey:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction